UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of November 2016

Commission File Number 1-34694

VimpelCom Ltd.

(Translation of registrant’s name into English)

The Rock Building, Claude Debussylaan 88, 1082 MD, Amsterdam, the Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIMPELCOM LTD.
(Registrant)
Date: November 3, 2016

	By:	/s/ Scott Dresser
	Name:	Scott Dresser
	Title:	Group General Counsel

VimpelCom to pay US 3.5 cents interim dividend per ADS

Amsterdam (3 November 2016) — VimpelCom Ltd. (“VimpelCom” or “Company”), a leading global provider of telecommunications and digital services headquartered in Amsterdam and serving over 200 million customers, announces today that its Supervisory Board has authorized the payment of an interim dividend of US 3.5 cents per American Depositary Share (“ADS”).

The record date for the Company’s shareholders entitled to receive the interim dividend has been set for November 18, 2016. It is expected that the interim dividend will be paid by December 7, 2016. The Company will make appropriate tax withholdings of up to 15% when the interim dividend is paid to the Company’s ADS depositary, The Bank of New York Mellon.

Disclaimer

This press release contains “forward-looking statements”, as the phrase is defined in Section 27A of the U.S. Securities Act of 1933, as amended and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Forward-looking statements are not historical facts, and include statements relating to the expected timing of payment of the announced interim dividend. The forward-looking statements included in this release are based on management’s current expectations and assumptions. These statements involve risks and uncertainties. The actual outcome may differ materially from these statements as a result of various factors. There can be no assurance that the Company will be able to pay the announced interim dividend by the date set out in these statements due to unforeseen events. Certain factors that could cause actual results to differ materially from those discussed in any forward-looking statements include the risk factors described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2015 filed with the U.S. Securities and Exchange Commission (the “SEC”) and other public filings made by the Company with the SEC. The Company disclaims any obligation to update developments of these risk factors or to announce publicly any revision to any of the forward-looking statements contained in this release, or to make corrections to reflect future events or developments.

About VimpelCom

VimpelCom (NASDAQ: VIP) is an international communications and technology company, headquartered in Amsterdam, and driven by a vision to unlock new opportunities for customers as they navigate the digital world. Present in some of the world’s most dynamic markets, VimpelCom provides more than 200 million customers with voice, fixed broadband, data and digital services. VimpelCom’s heritage as a pioneer in technology is the driving force behind a major transformation focused on bringing the digital world to each and every customer. VimpelCom offers services to customers in 14 markets including Russia, Italy, Algeria, Pakistan, Uzbekistan, Kazakhstan, Ukraine, Bangladesh, Kyrgyzstan, Tajikistan, Armenia, Georgia, Laos, and Zimbabwe. VimpelCom, whose licenses cover 10% of the world’s population, operates under the “Beeline”, “WIND”, “Djezzy”, “Mobilink”, “Warid”, “Kyivstar”, “banglalink” and “Telecel” brands. Follow us on Twitter @VimpelCom, visit our blog @ blog.vimpelcom.com or website @ http://www.vimpelcom.com.

Contact information

Media and Public Relations	Investor Relations
VimpelCom Ltd.	VimpelCom Ltd.
Neil Moorhouse	Remco Vergeer
Tel: +31 20 79 77 200 (Amsterdam)	Tel: +31 20 79 77 200 (Amsterdam)
pr@vimpelcom.com	ir@vimpelcom.com